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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*


                               HealthExtras, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock (par value, $.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    422211102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Highland Investments, LLC, c/o Thomas L. Blair, 2273 Research Blvd., Second
                   Floor, Rockville, MD 20850 [301-548-1000]
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE:  Schedules filed in paper format shall include a signed original and
      five  copies  of  the  schedule,   including  all  exhibits.  See  Section
      240.13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







      POTENTIAL  PERSONS  WHO ARE TO RESPOND TO THE  COLLECTION  OF  INFORMATION
      CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)


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CUSIP No.   422211102
--------------------------------------------------------------------------------

      1.    Names of Reporting Persons
            I.R.S. Identification Nos. of Above Persons (entities only).

            Highland Investments, LLC                 IRS Id. No. 52-2171747
--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)    |_|
            (b)    |_|
--------------------------------------------------------------------------------

      3.    SEC Use Only
--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions)    00
--------------------------------------------------------------------------------

      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)   |_|
--------------------------------------------------------------------------------

      6.    Citizenship or Place of Reorganization:     Maryland
--------------------------------------------------------------------------------

Number of      7.    Sole Voting Power     0 shares
Shares Bene-   -----------------------------------------------------------------
ficially Own   8.    Shared Voting Powe0 shares
by Each        -----------------------------------------------------------------
Reporting      9.    Sole Dispositive Power     0 shares
Person With    -----------------------------------------------------------------
              10.    Shared Dispositive Power  0 shares
--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            0 shares
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)   |_|
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)     0.0%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)
            00
--------------------------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER

      The Schedule 13D (this "Schedule"), to which this Amendment No. 1 pertains, relates to the shares of common stock (the "Common Stock"), par value $.01 per share, of HealthExtras, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 2273 Research Boulevard, Second Floor, Rockville, Maryland 20850.


ITEM 2.  IDENTITY AND BACKGROUND

      This Amendment is filed by Highland Investments, LLC ("Highland"), a Maryland limited liability company. The initial Schedule 13D was a joint filing by Highland, Thomas L. Blair ("Blair") and Principal Mutual Holding Company ("Principal"). See the joint Schedule 13D filed on December 17, 1999 for information regarding these persons.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is amended by the disclosure set forth in Item 5.


ITEM 4.  PURPOSE OF TRANSACTION

      Item 4 is amended by the disclosure set forth in Item 5.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      On September 18, 2000, Highland distributed the 17,680,000 shares of Common Stock previously held by it to its members. As a result, Blair and Principal, through an indirect wholly-owned subsidiary, each received 8,840,000 shares of Common Stock. Highland no longer retains any ownership interest in any Common Stock.

      Highland, Blair and Principal no longer intend to make joint filings with respect to their ownership of the Common Stock; rather Blair and Principal intend to file separate Schedule 13Ds.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      See the joint Schedule 13D filed by Highland, Blair and Principal on December 17, 1999.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS





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SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


HIGHLAND INVESTMENTS, LLC


By: /s/ Thomas L. Blair                         September 27, 2000
----------------------------------------        --------------------------------
Thomas L. Blair, Administrative Member          Date

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR  OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)





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